Via Facsimile and U.S. Mail
Mail Stop 6010

October 20, 2008

Craig A. Tooman
Executive Vice President, Finance and
Chief Financial Officer
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807

Re: Enzon Pharmaceuticals, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Filed February 29, 2008
       File Number: 000-12957

Dear Mr. Tooman:

        We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Revenues, page 63

1.   Please revise your summary of gross-to-net sales reductions to include the provision related to sales made in the current period and the provision related to sales made in prior periods similar to the format you provided in your response

letter dated June 21, 2007.

Consolidated Financial Statements

(7) Intangible Assets, page F-22

2.   As product acquisition costs are material, please revise your disclosure to include the following information about your product rights by product: their cost, accumulated amortization, weighted average amortization period, and aggregate and estimated amortization expense.

(11) Gain on Sale of Royalty Interest, page F-25

3.   Please provide us your analysis that allowed you to recognize the entire $88.7 million gain on the sale of future royalties in the current period. Please include your consideration of EITF 88-18 in your explanation.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant